Burnet,
Duckworth
& Palmer LLP
Law Firm

06016093

Reply to: Keith A. Greenfield
Direct Phone: **(403) 260-0309**
Direct Fax: **(403) 260-0330**
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: **(403) 260-0119**
Our File: 58383-14

Via Courier

August 15, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
AUG 16 2006
WASH, D.C. 213 SECTION

SUPPL

Dear Sir or Madam:

**Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)**

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Interim Financial Statements for the Second Quarter Ended June 30, 2006;
2. Form 52-109F2 – Certification of Interim Filings – CEO dated August 14, 2006; and
3. Form 52-109F2 – Certification of Interim Filings – CFO dated August 14, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

PROCESSED
AUG 18 2006
THOMSON
FINANCIAL

Keith A. Greenfield

Enclosures

cc: Peter Scott, Rock Energy Inc.

dlw 8/17

G:\058383\0014\Letter to Sec and Exch Comm 06.doc

rockenergy INC. Q2

Interim Results for the Period Ended June 30, 2006

CORPORATE SUMMARY

FINANCIAL	**Three months ended June 30, 2006**	Three months ended June 30, 2005	**Six months ended June 30, 2006**	Six months ended June 30, 2005
Oil and gas revenue ('000)	**$8,774**	$2,924	**$18,598**	$4,083
Cash flow from operations ('000) [1]	**$4,028**	$1,469	**$7,432**	$1,861
Per share – basic	**$0.21**	$0.11	**$0.38**	$0.17
– diluted	**$0.21**	$0.11	**$0.38**	$0.16
Net income ('000)	**$(583)**	$77	**$(1,657)**	$128
Per share – basic	**$(0.03)**	$0.01	**$(0.08)**	$0.01
– diluted	**$(0.03)**	$0.01	**$(0.08)**	$0.01
Capital expenditures, net ('000)	**$4,397**	$66,410	**$14,125**	$68,549

	As at June 30, 2006	As at June 30, 2005
Working capital ('000)	**$(31,135)**	$(18,093)
Common shares outstanding	**19,637,321**	19,584,941
Options outstanding	**1,379,332**	585,387

OPERATIONS	**Three months ended June 30, 2006**	Three months ended June 30, 2005	**Six months ended June 30, 2006**	Six months ended June 30, 2005
Average daily production				
Crude oil and NGLs (bbls/d)	**696**	214	**816**	195
Natural gas (mcf/d)	**8,964**	2,879	**9,452**	1,843
Barrels of oil equivalent (boe/d)	**2,190**	693	**2,391**	502
Average product prices				
Crude oil (CDN$/bbl)	**$54.49**	$47.56	**$41.89**	$44.31
NGLs (CDN$/bbl)	**$71.46**	$48.71	**$61.81**	$48.45
Natural gas (CDN$/mcf)	**$6.41**	$7.62	**$7.12**	$7.47
BOEs (CDN$/boe)	**$44.01**	$46.36	**$42.97**	$44.92
Field netback (CDN$/boe)	**$24.49**	$27.35	**$21.15**	$25.84

Note [1] Cash flow from operations and cash flow from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

PRESIDENT'S MESSAGE

During the second quarter of 2006 Rock has been able to deliver solid results for our shareholders both corporately and operationally. We have consolidated our asset base, increased our land position to 40,000 net acres, increased our inventory of drilling locations, and moved forward with our operated drilling programs in the Plains and West Central Alberta core areas.

On the corporate side early in the third quarter we were able to conclude the sale of mature properties producing approximately 820 boe per day and generate gross proceeds of $31.2 million. The transactions were accretive to net asset value ("NAV)" increasing December 31, 2005 NAV/share from $3.81 to $4.28, and improving our proved plus probable reserve life index from 6.5 to 8.4 years. These proceeds were used to eliminate our debt and provide additional flexibility in pursuing our capital programs and complimentary acquisitions.

Operationally we began completing a number of the wells drilled in the first quarter and drilled two (2.0 net) wells this quarter, but the table below gives a clearer picture of our summer drilling program results:

2006 Drilling	1st Quarter 2006	2nd Quarter 2006	3rd Quarter* 2006	Year-to-date Total
Heavy oil wells	7 (7.0 net)	2 (2.0 net)	7 (7.0 net)	16 (16.0 net)
Light oil wells	2 (0.7 net)	Nil	Nil	2 (0.7 net)
Gas wells	1 (0.1 net)	Nil	4 (2.1 net)	5 (2.2 net)
Dry and abandoned wells	Nil	Nil	1 (1.0 net)	1 (1.0 net)
Total wells	10 (7.8 net)	2 (2.0 net)	12 (10.1 net)	24 (19.9 net)

* as of August 11, 2006

In addition to the 24 wells listed above, Rock has 1 (1.0 net) heavy oil well left to drill to complete the summer program. So far we have achieved a 96% success rate; one of the highlights being a significant pool extension at Edam with the potential for an additional 4-6 follow up locations. These new wells, in addition to an operated re-entry in Musreau, are presently being completed, production tested and tied in. For the remainder of the year Rock expects to drill another 4-6 wells.

Production for the quarter decreased to 2,190 boe/d from 2,592 boe/d in the first quarter of 2006 due to production declines and operational issues (road bans) associated with spring break-up. Following the sale of the properties in the third quarter, Rock's current production is approximately 1,600 boe/day (715 bbl/day of heavy oil, 220 bbl/day of light oil and NGL's, and 4.0 mmcf/day of gas), however we estimate another 400-600 boe per day of production to be added by mid September as the new wells are tied in.

Financially, cash flow from operations of $4.0 million ($0.21 per basic and diluted share) increased by 174% compared to the same period last year, and it was also 18% higher than the first quarter of 2006 in spite of lower production levels. This improvement to cash flow is due to higher heavy oil prices ($48.99/bbl compared to 24.84/bbl in the first quarter), lower operating costs, lower royalties, and the finalization of the Wild River payout account. Net income during the quarter fell to a loss of $0.6 million ($0.03 per basic and diluted share). The decrease in net income is primarily due to an increase in our depletion expense as a result of the acquisitions completed last year.

Capital expenditures for the second quarter were $4.4 million, versus $9.7 million in the first quarter of this year. The spending in the second quarter essentially went to drilling two new wells and completions of wells drilled in the first quarter ($3.5 million), and land ($1.0 million).

As we move into the last half of the year Rock has emerged a much different company, and we are excited about our prospects and opportunities. The rationalization program has reduced the production levels of the company but we have increased our operatorship, our inventory of opportunity, and solidified our balance sheet. With the initial results from our drilling programs, we are confident that we can meet our guidance and produce an average of 2,100 boe per day for 2006, and exit the year at 2,200-2,400 boe per day.

On behalf of the Board of Directors,

signed "Allen J. Bey"

Allen J. Bey
President and CEO
August 11, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, operating netback, cash flow from operations and finding and development costs. Cash flow from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated August 11, 2006 and is management's assessment of Rock Energy Inc.'s historical financial and operating results, together with future prospects, and should be read in conjunction with the unaudited interim consolidated financial statements of Rock Energy Inc. for the three and six months ended June 30, 2006 and the consolidated financial statements for the fiscal year-ended December 31, 2005. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the fiscal year-ended December 31, 2005.

Basis of Presentation

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Cash flow from operations is a key measure that demonstrates the ability to generate cash to fund expenditures. Cash flow from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ('boe") conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, cash flow from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the such forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

Rock issued guidance on July 4, 2006 for projected 2006 results after giving effect to the announced property dispositions and is reaffirming that guidance as indicated in the table below.

	July 4 2006 Guidance
2006 Production (boe/d)	
Annual	2,100
Exit	2,200 – 2,400
2006 Cash Flow	
Annual - $	$13 million
Annual - $per share	$0.66
Capital Budget	
2006 expenditures	$30 million
Wells Drilled	25 – 30
Total Year End Debt	$11 million
Pricing (July – Dec average)	
Oil – WTI	US$65.00/bbl
Gas – AECO	$7.50/mcf
Cdn/US dollar	0.90

Production

Production by Product	3 Months Ended 06/30/06	3 Months Ended 06/30/05	Quarterly Change	6 Months Ended 06/30/06	6 Months Ended 06/30/05	Change
Gas (mcf/d)	8,964	2,879	211%	9,452	1,843	413%
Oil (bbl/d)	161	98	64%	172	84	105%
Heavy Oil (bbl/d)	478	74	546%	578	78	641%
NGL (bbl/d)	57	42	36%	66	33	100%
boe/d (6:1)	2,190	693	216%	2,391	502	376%

Production by Area	3 Months Ended 06/30/06	3 Months Ended 06/30/05	Quarterly Change	6 Months Ended 06/30/06	6 Months Ended 06/30/05	Change
West Central Alberta (boe/d)	1,414	278	409%	1,391	140	894%
Plains (boe/d)	487	194	151%	592	145	308%
Other (boel/d)	289	221	31%	408	217	88%
boe/d (6:1)	2,190	693	216%	2,391	502	376%

Production for the periods ended June 30, 2006 has increased over prior year levels due to the acquisitions completed in the second quarter of 2005 and heavy oil additions from the Plains core area. Current production levels are approximately 1,600 boe per day down from the second quarter 2006 levels as a result of the sale of approximately 820 boe per day in July 2006. An additional 400 to 600 boe per day of production is waiting to be brought on stream as the result of the successful summer drilling program.

Product Prices

Realized Product Prices	3 Months Ended 06/30/06	3 Months Ended 06/30/05	Quarterly Change	6 Months Ended 06/30/06	6 Months Ended 06/30/05	Change
Gas ($/mcf)	6.41	7.62	(16%)	7.12	7.47	(5%)
Oil ($/bbl)	70.79	62.30	14%	65.41	60.87	8%
Heavy Oil ($/bbl)	48.99	28.18	74%	34.89	26.47	32%
NGL ($/bbl)	71.46	48.71	47%	61.81	48.45	28%
boe (6:1)	44.01	46.36	(5%)	42.97	44.92	(4%)
Average Benchmark Prices						
Gas – Henry Hub Daily Spot (US$/mcf)	6.54	6.94	(6%)	7.13	6.68	7%
Gas – AECO C Daily Spot ($/mcf)	6.04	7.37	(18%)	6.77	7.13	(5%)
Oil – WTI Cushing (US$/bbl)	70.70	53.20	33%	67.09	51.52	30%
Oil – Edmonton light ($/bbl)	78.55	65.76	19%	73.76	63.61	16%
Heavy Oil – Lloydminster blend ($/bbl)	59.21	39.74	49%	49.46	38.44	29%
US$/Cdn$ exchange rate	0.891	0.804	11%	0.879	0.809	9%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income primarily represents royalty revenue.

	3 Months Ended 06/30/06	3 Months Ended 06/30/05	Quarterly Change	6 Months Ended 06/30/06	6 Months Ended 06/30/05	Change
Oil and Gas Revenue ('000)	$8,774	$2,924	200%	$18,598	$4,083	355%
Other Income ('000)	$55	$98	(44%)	$100	$132	(24%)

Increased production resulted in an increase to oil and gas revenue for 2006 in comparison to the prior year periods as higher oil prices were more than offset by lower gas prices.

Royalties

	3 Months Ended 06/30/06	3 Months Ended 06/30/05	Quarterly Change	6 Months Ended 06/30/06	6 Months Ended 06/30/05	Change
Royalties ('000)	$1,785	$655	173%	$4,647	$926	402%
As percentage of oil and gas revenue	20.3%	22.4%	(9%)	24.9%	22.7%	10%
Per boe (6:1)	$8.97	$10.39	(14%)	$10.73	$10.19	5%

Royalties for the periods ended June 30, 2006 are higher on an absolute basis in comparison to the same periods in 2005 due to higher production. The second quarter 2006 royalty percentage has decreased as crown adjustments have lowered gas and heavy oil royalty rates; however royalty rates for the remainder of the year have been budgeted at 25% of oil and gas revenue.

Operating Expense

	3 Months Ended 06/30/06	3 Months Ended 06/30/05	Quarterly Change	6 Months Ended 06/30/06	6 Months Ended 06/30/05	Change
Operating expense ('000)	$2,017	$532	279%	$4,634	$783	492%
Transportation costs ('000)	82	12	583%	160	25	540%
	$2,099	$544	286%	$4,794	$808	493%
Per boe (6:1)	$10.55	$8.62	22%	$11.07	$8.89	25%

Operating expenses have increased in 2006 over the same periods in 2005 due to higher production levels and higher unit costs. The per boe operating costs have increased over these time periods due to higher cost properties acquired in the second quarter of 2005 and the increased level of heavy oil operations. Overall operating costs for the second quarter of 2006 are at budgeted levels and are anticipated to remain at these levels for the balance of the year. Transportation costs have increased primarily as a result of the properties acquired in the second quarter of 2005.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 06/30/06	3 Months Ended 06/30/05	Quarterly Change	6 Months Ended 06/30/06	6 Months Ended 06/30/05	Change
Gross ('000)	$781	$488	60%	$1,988	$924	115%
Per boe (6:1)	$3.92	$7.73	(49)%	$4.60	$10.16	(55)%
Capitalized ('000)	$319	$206	55%	$877	$368	138%
Per boe (6:1)	$1.60	$3.26	(51)%	$2.03	$4.05	(50)%
Net ('000)	$462	$282	64%	$1,111	$556	100%
Per boe (6:1)	$2.32	$4.47	(48)%	$2.57	$6.11	(58)%

G&A expenses increased on an absolute basis in 2006 over the same periods in 2005 due to staff bonuses paid out during the first quarter and overall higher staffing levels associated with greater levels of activity. Increased production levels have reduced G&A expenses on a per boe basis. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses are expected to be about the same level in the second half of the year as the first half but rise marginally on a per boe basis as production levels will initially decline as a result of the asset rationalization program completed in July 2006.

Interest Expense

	3 Months Ended 06/30/06	3 Months Ended 06/30/05	Quarterly Change	6 Months Ended 06/30/06	6 Months Ended 06/30/05	Change
Interest expense ('000)	$454	$44	932%	$697	$44	1,484%
Per boe (6:1)	$2.28	$0.70	226%	$1.61	$0.49	229%

Interest expense has risen as bank borrowings were higher throughout the first half of 2006 compared to 2005. Also included in interest expense for the second quarter of 2006 are financing arrangement fees associated with bank loan extensions. Interest expense is expected to fall in the second half of the year as the average debt outstanding should decrease significantly as the proceeds from the asset rationalization program were applied to bank debt.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 06/30/06	3 Months Ended 06/30/05	Quarterly Change	6 Months Ended 06/30/06	6 Months Ended 06/30/05	Change
D&D expense ('000)	$4,220	$1,327	218%	$8,855	$1,622	446%
Per boe (6:1)	$21.21	$21.04	1%	$20.45	$17.83	15%
Accretion expense ('000)	29	10	190%	62	15	313%
Per boe (6:1)	$0.15	$0.15	0%	$0.14	$0.17	(13%)

The depletion and depreciation expense for the periods ended June 30, 2006 were higher compared to the same periods in 2005 primarily due to higher production. The per boe rate has increased in the second quarter of 2006 as only 2 (2.0 net) wells were completed in the quarter. The per boe rate is expected to fall in the second half of the year as the Company's drilling activity increases and reserves are added.

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. The ARO obligation decreased during the quarter $65 thousand as the disposition of shut-in well bores more than offset the liability resulting from drilling new wells.

Taxes

The Company began paying capital taxes in the second quarter of 2005 as its capital base increased following the acquisitions. The federal large corporation's tax has now been eliminated, however the Company will continue to pay capital taxes in Saskatchewan. Rock does not have a current income tax payable and does not expect to pay current income taxes in 2006 as, on a consolidated basis, the Company has estimated resource pools and loss carry forwards available at December 31, 2005 of approximately $64 million.

Cash flow from Operations and Net Income

	3 Months Ended 06/30/06	3 Months Ended 06/30/05	Quarterly Change	6 Months Ended 06/30/06	6 Months Ended 06/30/05	Change
Cash flow from Operations ('000)	$4,028	$1,469	174%	$7,432	$1,861	299%
Per boe (6:1)	$20.24	$23.29	(13%)	$17.16	$20.47	(16%)
Per share - basic	$0.21	$0.11	91%	$0.38	$0.17	124%
- diluted	$0.21	$0.11	91%	$0.38	$0.16	138%
Net Income ('000)	$(583)	$77	(857)%	$(1,657)	$128	(1,395)%
Per boe (6:1)	$(2.93)	$1.23	(338)%	$(3.83)	$1.41	(372)%
Per share - basic	$(0.03)	$0.01	(400)%	$(0.08)	$0.01	(900)%
- diluted	$(0.03)	$0.01	(400)%	$(0.08)	$0.01	(900)%
Weighted average shares outstanding						
- basic	19,637,321	13,146,559	49%	19,637,321	11,213,744	75%
- diluted	19,649,107	13,251,587	48%	19,683,056	11,301,266	74%

Average shares outstanding have increased in 2006 compared to the 2005 periods primarily due to the acquisitions completed in the second quarter of 2005.

Cash flow from operations improved over the prior year periods due to higher production levels partially offset by higher operating costs, royalties and interest expenses. Net income was also negatively impacted by the increase in depletion and depreciation charges, which are primarily related to the acquisitions in the second quarter of 2005.

Capital Expenditures

(all amounts '000)	3 Months Ended 06/30/06	*3 Months Ended 06/30/05	Quarterly Change	6 Months Ended 06/30/06	*6 Months Ended 06/30/05	Quarterly Change
Land	$1,078	$1,202	(10%)	$3,386	$1,747	94%
Seismic	(7)	191	(104%)	471	645	(27%)
Drilling and completion	3,452	3,530	(2%)	8,969	4,533	98%
Capitalized G&A	319	206	55%	877	368	138%
Gas gathering	25	-	N.A.	71	(38)	(287)%
Total operations	$4,867	$5,129	(5%)	$13,774	$7,255	90%
Property acquisitions	Nil	60,593	N.A.	Nil	60,593	N.A.
Well site facilities inventory	(498)	653	(176%)	256	653	(61%)
Office equipment	28	35	(20%)	95	48	98%
Total	$4,397	$66,410	(93%)	$14,125	$68,549	(79%)

* 2005 amounts have been re-categorized to be consistent with the 2006 disclosure.

During the first half of 2006 the Company drilled 12 (9.8 net) wells all of which were successful. Of these wells 9 (9.0 net) were drilled in our Plains core area and 3 (0.8 net) were drilled in our West Central core area. Plains drilling focused on heavy oil targets while the West Central drilling resulted in 2 (0.7 net) light oil wells and 1 (0.1 net) gas well. The Company has approximately 400 to 600 boe per day of production that is expected to be brought on stream in the third quarter of this year from these drilling operations and additional heavy oil wells drilled in July 2006. Rock was active during the quarter acquiring land and seismic which has set up several operated drilling locations for the second half of the year in our West Central core area targeting gas. Rock's current capital budget for 2006 is $30 million, which anticipates drilling 15 – 20 wells in the remainder of the year.

Liquidity and Capital Resources

Rock currently projects capital expenditures for the remainder of the year of approximately $16 million and cash flow from operations of approximately $6 million. The Company intends to primarily fund capital expenditures in excess of cash flow through existing bank lines. The bank lines were essentially repaid in early July with proceeds from the asset rationalization program. The Company will continue to monitor capital, debt and cash flow levels and make adjustments necessary in order to manage the projected debt to cash flow level of approximately one to one. Based on current projections for fourth quarter 2006 cash flow (annualized) and year-end debt levels, this ratio is expected to be 0.7 to 1 at year-end.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets and the current credit available is $18 million, which was reduced from $27 million following the completion of the asset rationalization program in the third quarter. The Company put in place a $5 million short term demand facility during the second quarter of 2006 which was repaid in July 2006 with proceeds from the asset rationalization program. The facilities bear interest at the bank's prime rate or at prevailing banker's acceptance rate plus any applicable bank fees. The facilities also bear a standby charge for un-drawn amounts. The facilities are secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next interim review for the demand operating loan facility is scheduled to be completed by October 31, 2006. As at August 10, 2006 approximately $5 million was drawn under the demand operating loan facility via banker's acceptances.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 06/30/06 (unaudited)	3 Months Ended 03/31/06 (unaudited)	3 Months Ended 12/31/05 (unaudited)	3 Months Ended 09/30/05 (unaudited)	3 Months Ended 06/30/05 (unaudited)	3 Months Ended 03/31/05 (unaudited)	3 Months Ended 12/31/04 (unaudited)	3 Months Ended 09/30/04 (unaudited)
Production (boe/d)	2,190	2,594	2,120	1,343	693	309	201	165
Oil and gas revenues ('000)	$8,774	$9,824	$11,760	$7,031	$2,924	$1,159	$863	$653
Price realizations ($/boe)	$44.01	$42.08	$60.29	$56.90	$46.36	$41.65	$46.48	$42.90
Royalties ($/boe)	$8.97	$12.26	$13.67	$11.61	$10.39	$9.73	$3.73	$14.70
Operating expense ($/boe)	$10.55	$11.55	$11.83	$13.19	$8.62	$9.49	$8.48	$9.15
Field netback ($/boe)	$24.49	$18.27	$34.79	$32.10	$27.35	$22.43	$34.27	$19.05
Net G&A expense ('000)	$462	$649	$526	$329	$282	$274	$361	$227
Stock-based compensation ('000)	$305	$280	$257	$131	$55	$42	$58	$51
Cash flow from operations ('000)	$4,028	$3,404	$6,020	$3,552	$1,469	$392	$404	$237
Per share								
- basic	$0.21	$0.17	$0.31	$0.18	$0.11	$0.04	$0.04	$0.03
- diluted	$0.21	$0.17	$0.31	$0.18	$0.11	$0.04	$0.04	$0.03
Net income ('000)	$(583)	$(1,074)	$747	$634	$77	$51	$183	$85
Per share								
- basic	$(0.03)	$(0.05)	$0.04	$0.03	$0.01	$0.01	$0.02	$0.01
- diluted	$(0.03)	$(0.05)	$0.04	$0.03	$0.01	$0.01	$0.02	$0.01
Capital expenditures ('000)	$4,397	$9,728	$7,768	$7,920	$66,411	$2,138	$3,852	$1,063

	As at 06/30/06	As at 03/31/06	As at 12/31/05	As at 09/30/05	As at 06/30/05	As at 03/31/05	As at 12/31/04	As at 09/30/04
Working capital ('000)	$(31,135)	$(30,766)	$(24,442)	$(22,643)	$(18,093)	$10,297	$12,043	$14,497

Production has dropped 16% in the second quarter of 2006 after growing steadily over the previous six quarters. The reduction is due to natural declines combined with spring break-up conditions (road bans) which caused the Company to shut-in some existing heavy oil operations and delayed the startup of new operations. Production volumes in the third quarter of 2006 will decline again as a result of the asset rationalization program, however behind pipe production and second half 2006 operations should essentially replace those sold volumes by year-end.

Cash flow from operations in the second quarter of 2006 improved 18% compared to the first quarter of 2006 as lower production volumes were offset by lower royalties and operating costs and marginally higher price realizations. The second quarter also benefited from $0.3 million of additional operating income related to the finalization of the Wild River payout account. Over the same periods the net loss improved to $0.6 million ($0.03 per basic and fully diluted share) from $1.1 million ($0.05 per basic and fully diluted share) primarily due to higher cash flow.

Gas price realizations continued to fall in the current quarter ($6.41/mcf compared to $7.76/mcf in the prior quarter), however oil prices improved, particularly heavy oil, as the differentials narrowed during the period. In the second quarter of 2006 the Company received $48.99 per barrel of heavy oil compared to $24.84 per barrel in the first quarter of 2006. Gas prices have begun to increase recently although not to levels experienced in the fourth quarter of 2005. The current futures market indicates prices recovering to the $10.00 per mcf range this winter at AECO. Heavy oil differentials are expected to widen again this winter but likely not to the same degree as last winter.

Operating expenses per boe increased beginning with the second quarter of 2005 due to the higher cost nature of the properties acquired and from the start up of heavy oil operations, which tend to have higher cost for the first few months of operations. Over the last four quarters operating costs per boe have started to trend down and are currently at budgeted levels.

The field netback improved 34% during the second quarter of 2006 versus the first quarter of 2006 primarily due to lower royalties and operating costs. We expect that the field netback per boe will remain below the levels seen in the last half of 2005 until gas prices improve.

Capital expenditures in the second quarter of 2006 decreased compared to the first quarter of 2006 as the Company advanced spending in the first quarter of 2006 due to drilling rig availability. During the remainder of the year Rock expects to spend $16 million on capital expenditures.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following:

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the remainder of 2006 and the next five years are as follows:

	2006	2007	2008	2009	2010	2011
Office lease premises ('000)	$200	$676	$895	$828	$828	$828
Demand bank loan ('000)	$28,280					

Outstanding Share Data

At the date of this report there are 19,637,321 common shares outstanding and 1,379,332 options to purchase common shares outstanding.

ROCK ENERGY INC.
Consolidated Balance Sheets

June 30, 2006 and December 31, 2005
(unaudited)

(all amounts in '000)	**June 30, 2006**	December 31, 2005
Assets		
Current Assets:		
Cash and cash equivalents	**$ -**	$145
Accounts receivable	**5,046**	7,094
Prepaids	**802**	385
	5,848	7,624
Property, plant and equipment	**109,214**	95,270
Accumulated depletion and depreciation	**(17,747)**	(8,892)
	91,467	86,378
Goodwill (note 1)	**5,922**	5,602
	$103,237	$99,604
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$8,612**	$9,090
Bank debt (note 4)	**28,371**	22,976
	36,983	32,066
Future tax liability	**5,154**	5,204
Asset retirement obligation (note 5)	**1,996**	2,115
Shareholders' Equity:		
Share capital (note 2)	**57,326**	57,369
Contributed surplus (note 2)	**1,038**	453
Retained earnings	**740**	2,397
	59,104	60,219
Subsequent Event (note 7)		
	$103,237	$99,604

See accompanying notes to unaudited consolidated financial statements.

Approved by the Board:

signed "Stuart G. Clark" signed "Allen J. Bey"

Stuart G. Clark, Director

Allen J. Bey, Director

ROCK ENERGY INC.
Consolidated Statements of Income and Retained Earnings
(unaudited)

(all amounts in '000 except per share amounts)	**Three months ended June 30, 2006**	Three months ended June 30, 2005	**Six months ended June 30, 2006**	Six months ended June 30, 2005
Revenues				
Oil and gas revenue	**$8,774**	$2,924	**$18,598**	$4,083
Royalties, net of ARTC	**(1,785)**	(655)	**(4,647)**	(926)
Other income	**55**	98	**100**	132
	7,044	2,367	**14,051**	3,289
Expenses:				
Operating	**2,099**	544	**4,794**	808
General and administrative	**462**	282	**1,111**	556
Interest	**454**	44	**697**	44
Stock based compensation (note 3)	**305**	55	**585**	96
Depletion, depreciation and accretion	**4,249**	1,337	**8,917**	1,637
	7,569	2,262	**16,104**	3,141
(Loss)/income before income taxes	**(525)**	105	**(2,053)**	148
Taxes				
Current (recovery) (note 6)	**-**	-	**-**	(8)
Capital	**1**	28	**17**	28
Future taxes (note 6)	**57**	-	**(413)**	-
Net (loss)/income for the period	**(583)**	77	**(1,657)**	128
Retained earnings, beginning of period	**1,323**	938	**2,397**	887
Retained earnings, end of period	**$740**	$1,015	**$740**	$1,015
Basic and diluted (loss)/earnings per share (note 2)	**$(0.03)**	$0.01	**$(0.08)**	$0.01

See accompanying notes to unaudited consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited)

(all amounts in '000)	**Three months ended June 30, 2006**	Three months ended June 30, 2005	**Six months ended June 30, 2006**	Six months ended June 30, 2005
Cash provided by (used in):				
Operating:				
Net (loss) income for the period	**$(583)**	$77	**$(1,657)**	$128
Add: Non-cash items:				
Depletion, depreciation and accretion	**4,249**	1,337	**8,917**	1,637
Stock-based compensation	**305**	55	**585**	96
Future taxes (recovery)	**57**	-	**(413)**	-
	4,028	1,469	**7,432**	1,861
Changes in non-cash working capital	**1,597**	(1,339)	**2,374**	(2,570)
	5,625	130	**9,806**	(709)
Financing:				
Bank debt	**2,055**	16,459	**5,395**	16.459
	2,055	16,459	**5,395**	16,459
Investing:				
Property, plant and equipment	**(4,397)**	(5,817)	**(14,125)**	(7,956)
Acquisition of property, plant and equipment		(23,880)		(23,880)
Changes in non-cash working capital	**(3,502)**	7,858	**(1,221)**	7,568
	(7,899)	(21,839)	**(15,346)**	(24,268)
Decrease in cash and cash equivalents	**(219)**	(5,250)	**(145)**	(8,518)
Cash and cash equivalents, beginning of period	**219**	5,364	**145**	8,632
Cash and cash equivalents, end of period	**$0**	$114	**$0**	$114
Interest and cash taxes paid and received:				
Interest paid	**$404**	$44	**$647**	$44
Interest received	**-**	3	**-**	36
Cash taxes paid	**$22**	-	**$38**	-
Cash taxes received	**-**	$8	**-**	$8

See accompanying notes to unaudited consolidated financial statements.

For the Period Ended June 30, 2006 (all amounts in '000 unless otherwise stated)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiary, Rock Energy Ltd. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year-ended December 31, 2005. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year-ended December 31, 2005.

1. Acquisition of ELM/Optimum/Qwest

On March 14, 2005 the Company agreed to acquire in two separate closings from 14 different entities (six private companies and eight drilling fund partnerships) petroleum and natural gas properties mainly through their various subsidiary companies. The transactions have been accounted for using the purchase method with the results of operations for each transaction included in the Financial Statements from the date of acquisition.

The first closing of the Elm/Optimum Properties occurred on April 7th, 2005. The Company purchased all of the outstanding shares of 1143734 Alberta Ltd. and assets were purchased directly from three private entities and four drilling fund partnerships. The second closing of the Qwest properties occurred on June 17th, 2005. The Company purchased all of the outstanding shares of 1156168 Alberta Ltd., 1159203 Alberta Ltd. and 1140511 Alberta Ltd. As a result of the acquisition the prior period financial statements will not be comparable to the current period.

The purchase price allocations for both transactions were initially based on estimates of the fair values of the assets and liabilities as of the closing date, purchase price adjustments, transaction costs and holdback amounts. The amounts were adjusted during the quarter due to the completion of applicable tax filings. The net of these adjustments is an increase to the future tax liability and goodwill in the amount of $320.

2. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares issued:

	Number	Consideration
Issued and outstanding on December 31, 2005	19,637,321	$57,369
Future tax effect of flow-through share renouncements		(43)
Issued and outstanding on June 30, 2006	19,637,321	$57,326

As of March 31, 2006 Rock had fulfilled the required drilling and exploration activities pursuant to the flow through share commitments and renounced all expenditures in February 2006.

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding of the three and six month periods ended June 30, 2006 were:

- Three months ended June 30, 2006: 19,637,321 (June 30, 2005 - 13,146,559), and
- Six month period ended June 30, 2006: 19,637,321 (June 30, 2005 - 11,213,744).

In computing the diluted per share amount for the three and six month periods ended June 30, 2006 the following shares were added to the weighted average number of shares outstanding for the dilutive effect of employee stock options:

- Three months ended June 30, 2006: 11,786 (June 30, 2005 – 105,028), and
- Six months ended June 30, 2006: 45,735 (June 30, 2005 – 87,522).

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. Generally the options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. The following tables summarize the stock options outstanding at June 30, 2006.

	Number Of Options	Weighted Average Exercise Price
December 31, 2005	1,120,332	$4.51
Granted	259,000	$4.49
June 30, 2006	1,379,332	$4.53

	Outstanding Options			Exercisable Options	
Exercise Prices	Number Of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number Of Options	Weighted Average Exercise Price
$3.39 - 3.90	366,388	$3.53	3.9	155,778	$3.47
$4.00 - 5.11	1,012,944	$4.89	2.3	28,667	$4.32
	1,379,332	$4.53	2.7	184,445	$3.47

Contributed Surplus:

The contributed surplus as at June 30, 2006 of $1,038 increased $585 for stock based compensation charges.

3. Stock Based Compensation

Options granted are accounted for using the fair value method. The fair value of the 259,000 common share options granted during the six months ended June 30, 2006 was estimated to be $460. The fair value of these common share options as at the grant dates is determined using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate:	5.25 – 5.75%	Expected volatility:	50 - 55%
Expected life:	3 year average	Expected dividend yield:	0%

4. Bank Debt

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. At June 30, 2006 the limit under the facility was $27 million and the current limit is $18 million following the property dispositions in the third quarter. The Company put in place a $5 million short term demand facility during the second quarter of 2006 which was repaid in July 2006 with proceeds from the asset rationalization program. The facilities are secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facilities bear interest at the bank's prime rate or at prevailing banker's acceptance rate plus any applicable bank fees they also bears a standby charge for un-drawn amounts. The next interim review for the demand operating facility is to be completed by October 31, 2006.

5. Asset Retirement Obligation

The asset retirement obligation result from net ownership interests in petroleum and natural gas assets including well sights, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at June 30, 2006 is approximately $3,280 (December 31, 2005 - $3,385). A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	June 30, 2006	December 31, 2005
Opening balance	$2,115	$500
Liabilities incurred during period	143	1,583
Dispositions	(324)	
Accretion	62	76
Actual retirement costs	-	(44)
Closing balance	$1,996	$2,115

6. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 34.50% (June 30, 2005: 37.62%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	June30, 2006	June30, 2005
Net (loss) income before taxes	$(2,053)	$148
Statutory income tax rate	34.50%	37.62%
Expected income taxes	(708)	56
Add (deduct):		
Stock-based compensation	202	36
Non-deductible crown charges	481	158
Resource allowance	(136)	(56)
Change in Enacted Rates	(426)	-
Other	174	6
Change in valuation allowance	-	(200)
Provision (recovery) for income taxes	(413)	Nil
Current tax recovery of prior period	-	(8)
Large Corporation Tax	17	
Provision (recovery) for income taxes	$(396)	$(8)

7. Subsequent Event

Subsequent to the period ending June 30, 2006 the company disposed of four non-operated producing properties for total gross proceeds of approximately $31.2 million prior to adjustments. The properties disposed of included Wild River, Highland/Hudson, Cherhill and Chestemere. The transactions were closed by early August 2006. As the change in the depletion rate is less than 20%, no gain is expected to be recorded on these sales.

Corporate Information

BOARD OF DIRECTORS
Stuart G. Clark
Chairman of the Board
Independent Businessman
Calgary, Alberta

Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.
Calgary, Alberta

Matthew J. Brister
President and Chief Executive Officer
Storm Ventures International Inc.
Calgary, Alberta

Peter V. Malowany
President
Morgas Ltd.
Calgary, Alberta

James K. Wilson
Vice President, Finance and Chief Financial Officer
Grizzly Resources Ltd.
Calgary, Alberta

OFFICERS
Allen J. Bey
President and Chief Executive Officer

A.C. (Sandy) Brown
Vice President, Exploration

Sean E. Moore
Vice President, Production

Peter D. Scott
Vice President, Finance and Chief Financial Officer

Grant A. Zawalsky
Corporate Secretary

EXECUTIVE OFFICE
Suite 1800 Western Canadian Place
700 9th Avenue S.W.
Calgary, Alberta T2P 3V4
Telephone: (403) 218-4380
Fax (403) 234-0598
e-mail: info@rockenergy.ca

AUDITORS
KPMG LLP

BANK
Royal Bank of Canada

ENGINEERING CONSULTANT
Gilbert Laustsen Jung Associates Ltd.

SOLICITORS
Burnet Duckworth & Palmer LLP

STOCK EXCHANGE LISTING
TSX
Stock Symbol: RE

REGISTRAR & TRANSFER AGENT
Computershare Trust Company
Suite 600 530 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800

WEBSITE
www.rockenergy.ca

rockenergy INC.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Allen J. Bey, President and CEO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc. (the issuer) for the interim period ended June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006

Signed "Allen J. Bey"
Allen J. Bey
President and CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Peter D. Scott, Vice President, Finance and CFO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc. (the issuer) for the interim period ended June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006

Signed "Peter D. Scott"
Peter D. Scott
Vice President, Finance and CFO